[ORITANI FINANCIAL CORP. LETTERHEAD]


March 10, 2009

David Lyon, Senior Financial Analyst United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E.
Washington, DC  20549-4561

Re: Oritani Financial Corp. / File No. 001-33223

Dear Mr. Lyon,

We are in receipt of your correspondence dated February 27, 2009. Detailed below are our responses to the issues raised in your letter. As per your request, we will also provide you with proposed language disclosures for items that will be addressed in future filings. We anticipate that we will submit those disclosures in approximately two weeks.

Form 10-K for the fiscal year ended June 30, 2008
-------------------------------------------------

1. The shares owned by Oritani Financial Corp., MHC are included in the $498.8 million calculation of aggregate market value. While we provided disclosure regarding the shares owned by Oritani Financial Corp., MHC in the preceding paragraph, such shares will be excluded from the calculation in future filings.

2. In future filings, we will include a discussion of our initial public offering as well as a discussion of the ownership control of Oritani Financial Corp., MHC.

3. We will include an enhanced disclosure of market area conditions in future filings as events warrant.

4. On page 31, we note that federal regulations prohibit us from granting special credit terms to insiders unless the special terms are granted under a benefit plan available to all employees of the bank and special preference is not granted to insiders. Oritani has such a program. The program is discussed on page 7. On that page, we note that there is a program available to directors, officers and employees that offers reduced rates of interest on residential first mortgage loans. The program offers a 25 basis point discount off of current Oritani residential first mortgage rates. The reduced rates of interest noted in the discussion on page 7 pertain solely to loans approved under the program.

     Under the Director Independence section of the 2008 proxy statement, we state that Directors Skelly, Lynch and Doyle had residential first mortgages with Oritani. These loans qualified for the benefit program and received a 25 basis point discount from the rates in effect at time of origination. The balance of the loans discussed in that paragraph (to Directors Hekemian and Skelly) were not residential first mortgages and did not qualify for the program. They were originated on substantially the same terms as those prevailing at the time for comparable transactions with the general public.

Mr. David Lyon
March 10, 2009

5. The requested disclosure is made in Item 9A (b) and will be made in future filings.

6.   Such designation will be made in future filings.

Definitive Proxy Statement on Schedule 14A
------------------------------------------

7. The table includes all directors and executive officers, as defined by proxy disclosure rules, and provides a summary of their holdings. We used a broader standard for executive officer for purposes of disclosure on pages 7 and 8. In future filings, we will ensure that these definitions are reconciled so no discrepancy exists. The additional number of shares held by the broader group was immaterial to the numbers presented.

8.   We will include the statement in future filings.

9.   We will describe our procedure in future filings.

10.  Such items will be incorporated into our future filings.

11. The outside consulting firm, GK Partners, is identified on page 16 and such disclosure, if warranted, will be included in future filings.

12.  This information will be incorporated into future filings.

13.  This information will be incorporated into future filings.

14.  This information will be incorporated into future filings.

15.  This information will be incorporated into future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2008
-----------------------------------------------------------

16. The requested presentation (breakdown of shares purchased by month) is made in our disclosure. In addition, we direct the reader to additional information made in the document concerning our repurchase activity. We believe these disclosures provide adequate disclosure regarding our repurchase activity and comply with requirements. However, we will review the information and will make any enhancements to the disclosure in future filings that we feel will be helpful to the reader.

Form 10-Q for the Quarterly Period Ended December 31, 2008
----------------------------------------------------------

17. The bullet points below address your various comments regarding delinquent loans:

     o The "clearly demonstrated" term in our loan policy pertains to residential loans. The loans in question are commercial loans. Our policy states that charge-offs of commercial real estate mortgage loans are made on the basis of management's on-going evaluation of nonperforming assets. The bank has not charged off any portion of the delinquent loans to date as it remains reasonably possible that the loans' principal balance may be recovered through the sale of the underlying collateral. We believe this approach is consistent with the guidance provided in Statement of Financial Accounting Standards #114 ("FAS 114"). Paragraph 61 of FAS 114 states that impairment charges should be recorded through a valuation allowance on the loan instead of a direct charge-off. Our impairment analysis of the $18.3 million condo construction project has required the bank to record significant specific reserves based on the fair value of the underlying collateral. The proceeds realized from the sale of the individual condominium units could be significantly higher than fair value of the underlying collateral. Depending on the outcome of various sales and cost scenarios, management has determined that it is still possible that the bank may recover the entire principal balance of the loan. If such assessment changes, the bank will record a partial charge-off for the portion of the loan that is deemed to be unrecoverable. There are still too many uncertainties regarding this loan to make such a determination at this time. The bankruptcy has not impacted management's recovery analysis. The recovery analysis does not

Mr. David Lyon
March 10, 2009

          consider any repayment from the guarantee of the borrower. The analysis is based upon the value that will be obtained if the individual condominium units collateralizing the loan were sold.

     o Our impairment analyses were performed in accordance with the guidance provided in FAS 114. Appraisals are obtained from board approved appraisal firms. In addition, each appraisal is reviewed by the appropriate lending officer in order to assess the reasonableness of the assumptions used and the fair value determined. Each analysis differs based on the facts and circumstances of the particular of collateral. However, in general, we typically apply the following assumptions:

          i. Start with the most recent external determination of collateral value. If the valuation date is older than 6 months, it is usually discounted. The discounts we used for the December 31, 2008 valuation ranged from 5% - 20%.

          ii. Assume it will take 9 months to sell the collateral and close the transaction.

          iii. Assume the following costs of sale: 5% commission; 10% developer profit; miscellaneous costs (including legal) of 1%.

          iv. Discount the net cash flows at the rate of interest associated with the loan.

          v. Sum the discounted net cash flows and utilize this amount as the value of the collateral. Compare this total to the principal amount of the loan and determine the amount of reserves necessary.

          We will typically order an updated appraisal if the most recent appraisal is over 24 months old.


     o Formal valuations are updated quarterly. Appraisal practices are discussed above. For the December 31, 2008 valuation, the ages of the appraisals utilized were 1 - 23 months, with one exception. The exception was for a fairly small loan ($417,000) where management used alternate methods to substantiate a discounted appraised value.

     o As discussed above, collateral values are discounted in the determination of fair value. The gross proceeds realized on sale of the collateral may be significantly higher than the fair value utilized to determine the specific reserve in accordance with FAS 114. Specific reserves for impaired loans will be recorded for the excess of a loan's principal balance over the fair value of the collateral for collateral dependent loans. Charge-offs will be recognized for the excess of a loan's principal balance over the amount expected to be realized upon the sale underlying collateral, or gross proceeds.

     o We have extended various construction loans in the ordinary course of business. This has typically occurred because homes have not sold as quickly as anticipated by the borrower when the project was contemplated. We have not granted any concession to the borrower on these extensions, as the extension terms are typically more onerous on the borrower. We typically require additional collateral to enhance the bank's position and/or increased rates and fees. We do not believe that any of these transactions qualify as a restructuring or a troubled debt restructuring as no concession was granted to the borrower.

Mr. David Lyon
March 10, 2009



In addition to the responses above, Oritani Financial Corp. ("the Company") acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

o SEC staff comments, or changes in disclosure in response to SEC staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I can be reached at (201) 497-1203, or jfields@oritani.com, if you have any questions regarding the responses above.


Sincerely,

/s/ John M. Fields, Jr.

John M. Fields, Jr.
EVP / CFO

CC:  Kevin J. Lynch, President - Oritani Financial Corp.
     Nicholas  Antonaccio,   Director/Chairman  of  Audit  Committee  -  Oritani
     Financial Corp.
     John J. Gorman, Esq. - Luse Gorman Pomerenk & Schick
     Marc Levy, Esq. - Luse Gorman Pomerenk & Schick
     Liliana Bocxe, Partner - KPMG